August 10, 2005

VIA U.S. MAIL AND FACSIMILE

Lawrence A. Samplatsky
Counsel
Lincoln National Life Insurance Company
350 Church Street, MLW-1
Hartford, Connecticut 06103-1106

	Re:	LLANY Separate Account R
		for Flexible Premium Variable Life Insurance
		Lincoln Life & Annuity Company of New York
		Initial Registration Statement on Form N-6
		File Nos. 333-125791 and 811-8651

		Lincoln Life Flexible Premium Variable Life Account R Lincoln National Life Insurance Company
		Initial Registration Statement on Form N-6
		File Nos. 333-125792 and 811-8579

Dear Mr. Samplatsky:

	The staff has reviewed the above-referenced registration statements, which the Commission received on June 14, 2005. We have given the registration statements a selective review based on the representations in your June 15, 2005 letters that these filings are substantially similar to other variable life products that were previously reviewed by the staff. Based on our review, we have the following comment on these filings. Page numbers refer to the courtesy copy of the registration statement for File No. 333-125791.

1.  Periodic Charges Table (pp. 5-6)

	a. Please revise the description of the Fixed Account Asset Charge to be consistent with the description of that charge in the narrative charges section (at p. 13) as "a percentage of the value of the Fixed Account."

	b. Please explain to staff why a general statement regarding the amount deducted for rider charges has been included in the periodic charges table (at p. 6) when no additional riders with charges appear to be offered under this registration statement.


Form N-6, Item 3, requires specific disclosure of rider charges in the periodic charges table in the event that such charges are to be imposed.

2.  No-Lapse Enhancement Rider (pp. 18-19)

	a. Please disclose in greater detail (at p. 18) how the "rider no-lapse value" will be calculated. Please explain to staff the nature of the "unique no-lapse interest rates, no-lapse cost of insurance rates, and no-lapse administrative fees" that the registrant anticipates using for purposes of this rider.

	b. The rider description in the first and third paragraphs of this section states that the rider "does not provide any additional death benefit" and that the rider no-lapse value "is not used to determined . . . the death benefit." However, the discussion on p.
19, paragraphs 2-8, implies that the death benefit proceeds will be affected by the amount of the no-lapse value. Please clarify the disclosure to resolve this apparent discrepancy.

	c. Please clarify in the registration statement and explain to staff how the discussion of death benefit proceeds on p. 19 relates to the Death Benefit section on pp. 22-24.

	d. Please define the terms "guaranteed minimum death benefit" and "guaranteed paid-up death benefit" as used on p. 19, and clarify the difference between the two terms.

	e. Please explain to staff the reference to the "supplemental term insurance rider" at p. 19, paragraph 6, when no such rider appears to be offered in the registration statement.

	f. Please describe in more detail the "automatic rebalancing" that is required to keep this rider in effect, as stated at p. 19, paragraph 9.

	g. Please explain how the duration of the lapse protection will be reduced as stated in the second to the last paragraph from the bottom of p. 19. Please disclose how contractowners will be notified of any such reduction.

3.  No-Lapse Protection (pp. 25-26)

	a. The first paragraph of this section states that because of the inclusion of the No-Lapse Enhancement Rider, "the policy will not lapse as long as the rider no-lapse value, less any indebtedness, is greater than zero." However, the rider description, at p. 19, paragraph 6, implies that the policy still would not lapse even when the rider no-lapse value is less than or equal to zero. Please resolve this discrepancy.

	b. The first paragraph on p. 26 states that if this rider is actively keeping the policy from lapsing, the death benefit is the guaranteed minimum death benefit less any indebtedness and partial surrenders, which may be less than the specified amount of the policy. However, the rider description, at p. 19, states that in the event that the no-lapse value is greater than zero, the death benefit proceeds equal the greater of 1) the guaranteed minimum death benefit less indebtedness and 2) the guaranteed paid-up death benefit. The disclosure on p. 19 also states that even if the no-lapse value is less than or equal to zero, the death benefit proceeds will still equal the guaranteed paid-up death benefit. Please explain to staff how the death benefit description at the top of p. 26 is consistent with the death benefit description on p. 19.

	c.  Please consider consolidating this section with the No-
Lapse
Enhancement Rider section in order to clarify the disclosure in this registration statement.

4.  No Lapse Provision (p. 26)

	Please explain to staff how the No Lapse provision discussed in this section relates to the No-Lapse Enhancement rider as described at pp. 18-19 and pp. 25-26.
Please clarify to staff if the only difference between the No
Lapse
provision and the No-Lapse Enhancement Rider is the termination date based on the contractowner`s age. If so, please explain to staff the rationale for offering both no-lapse provisions.

5.  Financial Statements, Exhibits, and Other Information

	Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

6.  Tandy Representations

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and


* the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the
effective date of the   registration statement as a confirmation
of
the fact that those requesting acceleration are aware of their respective responsibilities.

******************************************************************
***
***

	Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

      Although we have completed our initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any amendments to them. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statements, as amended.

      If you have any questions, please call me at (202) 551-6762. Mail or deliveries should include a reference to our zip code
20549-
0506.  My facsimile number is (202) 628-0760.

      	Sincerely,


								Ellen J. Sazzman
								Senior Counsel
      							Office of Insurance
Products





Lawrence A. Samplatsky
Lincoln National Life Insurance Company
August 10, 2005




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